					Exhibit 12
WISCONSIN PUBLIC SERVICE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS

	Nine Months Ended	For the Years Ended December 31
(Millions, except ratio)	September 30, 2013	2012	2011	2010	2009	2008

EARNINGS
Net income from continuing operations	$109.8	$134.8	$125.9	$135.0	$120.4	$132.3
Provision for income taxes	64.7	62.6	73.2	78.0	68.0	73.1

Income from continuing operations before income taxes	$174.5	$197.4	$199.1	$213.0	$188.4	$205.4
Less: Undistributed earnings of less than 50% owned affiliates	(1.5)	(1.9)	(1.8)	(1.7)	(1.8)	(2.2)

Adjusted income from continuing operations before income taxes	$173.0	$195.5	$197.3	$211.3	$186.6	$203.2
Total fixed charges as defined	35.5	44.8	51.3	56.9	58.5	48.1

Total earnings as defined	$208.5	$240.3	$248.6	$268.2	$245.1	$251.3

FIXED CHARGES
Interest expense	$31.9	$42.5	$49.5	$54.4	$54.0	$44.0
Allowance for funds used during construction	2.5	0.9	0.2	0.3	2.0	1.8
Interest factor applicable to rentals	1.1	1.4	1.6	2.2	2.5	2.3

Total fixed charges as defined	$35.5	$44.8	$51.3	$56.9	$58.5	$48.1
Preferred stock dividend requirements *	3.7	4.5	5.2	5.2	4.9	4.8

Total fixed charges and preferred stock dividend requirements	$39.2	$49.3	$56.5	$62.1	$63.4	$52.9

RATIO OF EARNINGS TO FIXED CHARGES	5.9	5.4	4.8	4.7	4.2	5.2

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	5.3	4.9	4.4	4.3	3.9	4.7

* Represents our preferred stock dividend requirements computed by dividing the preferred stock dividend requirement by 100% minus the income tax rate.